SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

(Mark One):

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2003

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ________________

Commission file number 1-16477

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

REQUIRED INFORMATION

     1)   Financial Statements and Schedules (and Notes thereto)

     2)   Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

     Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Date: June 28, 2004
	By:	/s/ Dale B. Wolf

Dale B. Wolf, Plan Administrator

	By:	/s/ Harvey C. DeMovick, Jr.

Harvey C. DeMovick, Jr., Plan Administrator

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
June 21, 2004

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets
Investments	$ 150,908,151	$ 94,524,725

Receivables:
Participant contributions	548,146	434,451
Employer contributions	302,550	243,103
Interest and dividends	49,700	35,310

Total receivables	900,396	712,864

Total assets available for benefits	151,808,547	95,237,589

Liabilities
Excess contributions payable	--	1,117

Net assets available for benefits	$ 151,808,547	$ 95,236,472

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Interest and dividends	$ 521,496
Net appreciation in fair value of investments	58,298,707

Net investment income	58,820,203
Contributions:
Participants	13,429,423
Employer, net of forfeitures	6,536,905

Total contributions	19,966,328

Total additions	78,786,531

Deductions
Benefits paid to participants	(21,563,319)
Administrative expenses	(651,137)

Total deductions	(22,214,456)

Net increase	56,572,075

Net assets available for benefits:
Beginning of year	95,236,472

End of year	$ 151,808,547

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Administration

Under a trust agreement dated March 13, 1998, the Bankers Trust Company (now Deutsche Bank) was appointed trustee for the Plan and holds the Coventry Health Care, Inc. Common Stock. Principal Life Insurance Company (PLIC) acts as custodian of the Plan’s other investments (see Note 9). The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise and can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants presently vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to financial hardships and attainment of age 59 ½ , are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

A participant may borrow a maximum of the lessor of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2003, $457,896 in forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2003 and 2002, forfeited nonvested accounts available to reduce future employer contributions totaled $279,312 and $49,645, respectively. During 2003, $71,649 in forfeitures were used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade date basis.

Investments of the Plan are stated at fair market value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in pooled separate accounts (see Note 5) is based on quoted redemption values on the last business day of the plan year. Coventry Health Care, Inc. common stock is valued at the last reported sales price on the last business day of the Plan year. The Guaranteed Interest Accounts are stated at fair value as determined by PLIC. Participant loans are valued at their outstanding balances, which approximate fair value. The Company entered into guaranteed investment contracts with PLIC under which the Plan deposits participant contributions made during the year. PLIC maintains the contributions in an unallocated fund to which it adds interest at the rates ranging from 0.85% to 3.3% and 1.2% to 6.0% at December 31, 2003 and 2002, respectively. Interest rates are guaranteed annually. Investments in the guaranteed interest account may not be withdrawn prior to the specified maturity date, or a penalty may be imposed for non-benefit related withdrawals. Therefore, the guaranteed interest account is not considered to be fully benefit responsive as defined by Statement of Position (SOP) 94-4, Reporting of Investment Contracts Held by Health and Welfare and Defined Contribution Plans, and is, therefore, reported at fair value. PLIC estimates fair value by calculating a market value adjustment based on the difference between the current interest rate that would be earned by a guaranteed interest account with the same risk factors and the actual interest rate being earned by the guaranteed interest account.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2003	2002

PLIC Large Cap Stock Index Separate Account	$ 8,599,361	$ 7,988,861
Coventry Health Care, Inc. Common Stock**	78,820,282	35,816,394

** Substantially a nonparticipant-directed investment (See Note 4)

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value by as determined by quoted market prices by $58,298,707 as follows:

Pooled separate accounts	$ 3,038,120
Mutual funds	10,317,246
Coventry Health Care, Inc. Common Stock	44,943,341

$ 58,298,707

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2003	2002

Investments, at fair value based on quoted market prices
Coventry Health Care, Inc. Common Stock	$ 72,426,159	$ 32,771,875

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Year Ended December 31, 2003

Changes in net assets:
Contributions	$ 6,470,140
Net appreciation in fair value of investments	41,144,391
Benefits paid to participants	(6,849,722)
Administrative expenses	(297,069)
Transfers to participant-directed investments	(813,456)

$ 39,654,284

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by PLIC, a significant shareholder of the Company until the first quarter of 2003. In addition, certain Plan investments are shares of pooled separate accounts managed by PLIC. The Plan paid PLIC $478,853 in fees in 2003. Transactions with PLIC qualify as exempt party-in-interest transactions.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002

Net assets available for benefits per financial statements	$ 151,808,547	$ 95,236,472

Less: contributions receivable	(850,696)	(677,554)
Less: interest and dividends receivable	(49,700)	(35,310)
Plus: liabilities	--	1,117

Net assets available for benefits per Form 5500	$ 150,908,151	$ 94,524,725

The following is a reconciliation of contributions and investment income per the financial statements to the Form 5500:

Year ended December 31, 2003
Contributions per financial statements	$ 19,966,328
Less: contributions receivable at end of year	(850,696)
Add: contributions receivable at the beginning of year	677,554
Less: other	(2,713)

Contributions per Form 5500	$ 19,790,473

Year ended December 31, 2003
Investment income per financial statements	$ 58,820,203
Less: interest and dividends receivable at end of year	(49,700)
Add: interest and dividends receivable at beginning of year	35,310
Less: other	(369)

Investment income per Form 5500	$ 58,805,444

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the modified cash basis.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

9. Subsequent Events

Effective January 1, 2004, T. Rowe Price Trust Company became the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans and the Coventry Health Care, Inc. common stock in the Plan. In connection with this change in service providers, the Plan liquidated its investments in pooled separate accounts issued by PLIC, the former custodian and record keeper. However, the Plan’s investment in Company common stock was transferred in-kind.

In connection with a prior acquisition by the Company, the Plan was amended to allow the merger of a defined contribution pension plan sponsored by the acquired company with and into the Plan. On January 1, 2004, the Altius SaveMore 401(k) Plan merged into the Plan and assets of $2,562,930 were transferred into the Plan.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i–

Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current value

Participant-directed investments
PLIC Guaranteed Interest Accounts*	Rates from 0.85% to 3.3%	**	$ 2,112,651

Pooled separate accounts:
PLIC Money Market Separate Account*	127,522 units	**	5,579,754
PLIC Government Securities Separate Account	117,942 units	**	2,210,310
PLIC Stock Separate Account*	73,869 units	**	1,323,929
PLIC Bond & Mortgage Separate Account*	7,279 units	**	4,984,499
PLIC Real Estate Separate Account*	1,817 units	**	752,999
PLIC Large Cap Stock Index Separate Accounts*	211,069 units	**	8,599,361
PLIC Large Cap Value Separate Account*	29,801 units	**	346,412
PLIC Mid-Cap Stock Index Separate Account*	71,415 units	**	1,058,028
Russell LifePoints Conservative Strategy Separate Account	2,537 units	**	33,239
Russell LifePoints Moderate Strategy Separate Account	10,860 units	**	138,292
Russell LifePoints Balance Strategy Separate Account	9,908 units	**	122,657
Russell LifePoints Aggressive Strategy Separate Account	18,589 units	**	213,624
Russell LifePoints Equity Aggressive Strategy Separate Account	8,312 units	**	89,917

Total pooled separate accounts			25,453,021

Mutual funds:
Strong Opportunity Funds	81,381 shares	**	3,210,467
Neuberger Berman Genesis Trust	146,239 shares	**	5,415,249
INVESCO Dynamics	59,195 shares	**	872,536
T. Rowe Price Mid-Cap Growth Fund	108,147 shares	**	4,639,497
American Century Small Cap Value Investment Fund	192,434 shares	**	1,766,544
Fidelity Advisor Equity Growth I Fund	88,167 shares	**	4,102,387
Fidelity Advisor Small Cap I Fund	75,873 shares	**	1,559,186
Putnam International Equity A Fund	145,668 shares	**	3,009,498
Vanguard Asset Allocation Fund	230,249 shares	**	5,194,411
Vanguard Growth and Income Fund	203,916 shares	**	5,697,426
Vanguard PRIMECAP Fund	106,372 shares	**	5,641,982

Total mutual funds			41,109,183

Coventry Health Care, Inc.*	99,368 shares of common stock	**	6,394,123

Participant loans*	Maturing at various dates; interest rates ranging from 5.75% to 11.50%		3,413,014

Total participant-directed investments			$ 78,481,992

Nonparticipant-directed investments:
Coventry Health Care, Inc.*	1,123,060 shares of common stock	$20,474,783	72,426,159

Total investments			$ 150,908,151

* Party-in-interest

** Historical cost has been omitted, as these investments are participant-directed.

Coventry Health Care, Inc. Retirement Savings Plan

EIN: 52-207300 Plan #002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ 8,105,258		$8,105,258	$8,105,258
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock		$9,592,368	3,112,582	9,592,368	$6,479,786

There were no category (i), (ii) or (iv) transactions during the Plan year.
Columns (e) and (f) are not applicable.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm